

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

John Veltheer
Chief Executive and Financial Officer
Texada Ventures Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia V5Z 1K5

> **Re:** **Texada Ventures Inc.**
> **Form 10-KSB for the Fiscal Year Ended November 30, 2006**
> **Filed February 28, 2007**
> **Form 10-QSB for the Quarterly Period Ended May 31, 2007**
> **Filed July 16, 2007**
> **File No. 0-51563**

Dear Mr. Veltheer:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1. The report from your independent public accounting firm on your consolidated financial statements explains that they audited the statements of operations, changes in shareholders equity and cash flows for the period from October 17, 2001 (inception) to November 30, 2006. The report does not appear to include or provide audit coverage for the years ended November 30, 2006 and 2005. Please obtain an audit of your statements of operations, changes in shareholders equity

and cash flows for the years ended November 30, 2006 and 2005, and amend your filing to include an audit report that refers to these statements as audited for the years ended November 30, 2006 and 2005, as well as from inception to November 30, 2006.

Notes to Financial Statements, page F-7

Note 1 Operations, page F-7

Going Concern, page F-7

2.   Please expand your disclosure to:

- Describe managements' plans to resolve the going concern uncertainty identified financial statement note disclosure

- Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity's ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date

- The possible effects of such conditions and events

- Management's evaluation of the significance of those conditions and events and any mitigating factors

- Possible discontinuance of operations

- Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities

In addition, please expand your discussion of liquidity and capital resources in your managements' discussion and analysis to address the impact of the going concern uncertainty on your liquidity and cash flow. Update the note disclosure and the Management's Discussion and Analysis disclosure as necessary on a quarterly basis. Refer to FRC 607.02 and AU Section 341.10.

Section 302 Certification

3.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that the identification of the certifying individual at the beginning of your certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future

filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to your Form 10-QSB for the quarterly period ended May 31, 2007.

We also note that you have replaced the word "report" with "quarterly report" in paragraphs 2 and 3 of the certifications in your Form 10-QSB. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Engineering Comments

Acquisition of the Peek Mineral Claims, page 7

4.   Please forward to our engineer as supplemental information and not as part of the registration statement, a copy of your geologic report by W. G. Timmons, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

> To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.
>
> In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Location, Infrastructure and Access, page 7

5.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief